May 20, 2005


VIA FACSIMILE (303) 347-8763 AND U.S. MAIL

James H. Watson, Jr.
Chief Executive Officer
1st Net Technologies, Inc.
1869 W. Littleton Boulevard
Littleton, Colorado 80120

	RE:	1st Net Technologies, Inc.
		Preliminary Schedule 14A
		Filed August 27, 2004, January 7, 2005 and January 14,
2005
		Definitive Schedule 14A
		Filed January 19, 2005
		Revised Definitive Schedule 14A
		Filed February 25, 2005
		Revised Definitive Schedule 14A
		Filed April 28, 2005
		File No. 0-27145

Dear Mr. Watson:

      We have reviewed your response letter dated April 26, 2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


Schedule 14A

1st Net Technologies Financial Statements

Form 10-KSB for the year ended December 31, 2004

Debt restructurings and write-offs, Page F8

Prior Comment #4

1. We note your response to our prior comment number 4. Explain how you considered the criteria outlined in SFAS 140, paragraph 16, as part of your determination to derecognize the copier lease liability and the office lease liability. In this regard, explain how a lessor that dissolves its corporate existence and the lack of contact with the landlord since 2001 judicially releases you of your obligations.

2. We note your disclosure that you "settled certain accounts payable
balances."  Explain what factors you considered when determining that
these settlements were considered a troubled debt restructuring.
In
this regard, discuss the types of settlement agreements that you executed with the creditor. Refer to SFAS 15, paragraph 8 in your
response.   Clarify whether the payables were restructured or were
paid off at a reduced amount and you were legally released from the obligation. See paragraph 16 of SFAS 140.

Changes in accounting estimates, Page F8

3. We note your response to our prior comment number 5. Explain in greater detail why you believe that the over-estimated restructuring liability adjustment represents a change in estimates instead of a correction of an error. Indicate why you believe you had the ability to reasonably estimate the original liability and cite the sections of EITF 94-3 and SAB 100 that supports recording the restructuring accrual when recognized. See Question 2 of SAB 100.
Additionally,
identify the nature of the categories of the restructuring liability that were improperly estimated and indicate the factors used in those categories to estimate the accrual. Further, tell us how those factors were subsequently reversed or changed which resulted in the reversal of the accrual. For example, if the over-accrual relates to severance, indicate the amount of severance pay or number of employees to be terminated as originally estimated compared to the actual results. Provide this analysis for each category (i.e., employee reduction, relocation of corporate headquarters, etc.) included in the liability. Provide us with the details underlying the original restructuring liability in a table format.

*    *    *    *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      No further review of these Exchange Act reports has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Jason Niethamer, Staff Accountant, at (202) 842-5675 or Stephen Krikorian, Branch Chief - Accounting, at (202) 942-2959 if you have questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 942-1818. For additional assistance, you may also contact Barbara C. Jacobs, Assistant Director, at (202) 942-1800.

						Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services
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Mr. James H. Watson, Jr.
1st Net Technologies, Inc.
Schedule 14A; File No. 0-27145
May 20, 2005
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